SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Drew F. Nachowiak

General Counsel and Corporate Secretary

GAINSCO, Inc.

3333 Lee Parkway, Suite 1200

Dallas, Texas 75219

(972) 629-4301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS GAINSCO, Inc. 75-1617013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,395,349 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,395,349 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,349 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC and which Preferred Units become convertible into Common Units of the Issuer on February 11, 2017.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on October 31, 2016, plus the number of Common Units into which the Preferred Units owned by the Reporting Persons will become convertible.

1	NAME OF REPORTING PERSONS SCG Ventures LP 90-0903529
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 465,116 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 465,116 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,116 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC and which Preferred Units become convertible into Common Units of the Issuer on February 11, 2017.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on October 31, 2016, plus the number of Common Units into which the Preferred Units owned by the Reporting Persons will become convertible.

1	NAME OF REPORTING PERSONS FWC Holdings, LLC 81-4320592
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,558 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 232,558 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,558 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC and which Preferred Units become convertible into Common Units of the Issuer on February 11, 2017.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on October 31, 2016, plus the number of Common Units into which the Preferred Units owned by the Reporting Persons will become convertible.

1	NAME OF REPORTING PERSONS Stallings Management, LLC 46-1314152
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 465,116 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 465,116 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,116 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC and which Preferred Units become convertible into Common Units of the Issuer on February 11, 2017.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on October 31, 2016, plus the number of Common Units into which the Preferred Units owned by the Reporting Persons will become convertible.

1	NAME OF REPORTING PERSONS Robert W. Stallings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 465,116 (1)
	8	SHARED VOTING POWER 1,395,349 (1)
	9	SOLE DISPOSITIVE POWER 465,116 (1)
	10	SHARED DISPOSITIVE POWER 1,395,349 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC and which Preferred Units become convertible into Common Units of the Issuer on February 11, 2017.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on October 31, 2016, plus the number of Common Units into which the Preferred Units owned by the Reporting Persons will become convertible.

1	NAME OF REPORTING PERSONS James R. Reis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,558 (1)
	8	SHARED VOTING POWER 1,395,346 (1)
	9	SOLE DISPOSITIVE POWER 232,558 (1)
	10	SHARED DISPOSITIVE POWER 1,395,349 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,627,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC and which Preferred Units become convertible into Common Units of the Issuer on February 11, 2017.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on October 31, 2016, plus the number of Common Units into which the Preferred Units owned by the Reporting Persons will become convertible.

The following constitutes the Schedule 13D (the “Schedule 13D”) filed by the undersigned.

Item 1.	Security and Issuer.

The name of the issuer is Mid-Con Energy Partners, L.P. (the “Issuer”), a Delaware limited partnership. The address of the Issuer’s office is 2431 E. 61st Street, Suite 850, Tulsa, Oklahoma 74136. This Schedule 13D relates to the Issuer’s Common Units (the “Common Units”) issuable upon conversion of the Issuer’s Class A Convertible Preferred limited partner interests (referred to as “Preferred Units”), which Preferred Units have been acquired by GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC. The Preferred Units become convertible into Common Units on February 11, 2017.

Item 2.	Identity and Background.

A.	This statement is being filed by:

i.	GAINSCO, Inc. (“GAINSCO”), a Texas corporation, with respect to the Common Units issuable upon conversion of Preferred Units directly and beneficially owned by it.

ii.	SCG Ventures LP (“SCG Ventures”), a Texas limited partnership, with respect to the Common Units issuable upon conversion of Preferred Units beneficially owned by it.

iii.	FWC Holdings, LLC (“FWC Holdings”), a Texas limited liability company, with respect to the Common Units issuable upon conversion of the Preferred Units directly and beneficially owned by it.

iv.	Stallings Management, LLC (“Stallings Management”), a Texas limited liability company, as the general partner of SCG Ventures, with respect to the Common Units issuable upon conversion of the Preferred Units beneficially owned by it.

v.	Robert W. Stallings, a United States citizen, as the President of Stallings Management and as Chairman of GAINSCO, with respect to the to the Common Units issuable upon conversion of Preferred Units beneficially owned by him.

vi.	James R. Reis, a United States citizen, as the sole member of FWC Holdings and as Vice Chairman of GAINSCO, with respect to the Common Units issuable upon conversion of the Preferred Units beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.	The address of the principal office of each of GAINSCO, Inc., FWC Holdings, Robert W. Stallings and James R. Reis is 3333 Lee Parkway, Suite 1200, Dallas, Texas 75219.

B.	The address of the principal office of each of SCG Ventures and Stallings Management is 7905 Brookhollow Boulevard, Frisco, Texas 75034.

C.	The principal business of GAINSCO is a holding company.

D.	The principal business of SCG Ventures is managing investments for the family of Robert W. Stallings.

E.	The principal business of FWC Holdings, LLC is managing investments for James R. Reis.

F.	The principal business of Stallings Management is serving as the general partner of SCG Ventures.

G.	The principal business of Robert W. Stallings is serving as the Chairman of the Board of GAINSCO.

H.	The principal business of James R. Reis is serving as the Vice Chairman of the Board of GAINSCO.

I.	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

J.	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

K.	Robert W. Stallings is a citizen of the United States of America.

L.	James R. Reis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 11, 2016, GAINSCO, SCG Ventures and FWC Holdings acquired a total of 2,093,023 Preferred Units in a private transaction with the Issuer and were acquired using each such Reporting Person’s existing working capital. The aggregate purchase price of the Preferred Units acquired by GAINSCO, SCG Ventures and FWC Holdings was $4,500,000. No brokerage commissions were paid by the Reporting Persons.

Item 4.	Purpose of the Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

Pursuant to the Class A Convertible Preferred Unit Purchase Agreement, dated July 31, 2016 (the “Purchase Agreement”), GAINSCO, SCG Ventures and FWC Holdings acquired a total of 2,093,023 shares of the Preferred Units on August 11, 2016. As mentioned in the Issuer’s press releases disclosing the Purchase Agreement, a portion of the proceeds were used by the Issuer to acquire oil and gas assets.

As of the Closing of the Purchase Agreement, the Issuer and the Reporting Persons (along with other purchasers of the Preferred Units) have entered into that certain Standstill Agreement, dated August 11, 2016 (the “Standstill Agreement”), whereby GAINSCO, SCG Ventures and FWC Holdings (along with other purchasers of the Preferred Units) have agreed, for a period of 2 years beginning on August 11, 2016, not to “short” any securities of the Issuer; call a meeting of the limited partners of the Issuer for purposes of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; solicit any proxies for or in support of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; seek to advise or influence any person with respect to the voting of any limited partner interests of the Issuer to remove the general partner of the Issuer or the election of any successor general partner of the Issuer; issue, induce or assist in the publication of any press release, media report or other publication in connection with the potential or proposed removal of the general partner of the Issuer and/or the election of a successor general partner of the Issuer; or instigate or encourage any third party to do any of the foregoing.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the General Partner, other holders of securities of the Issuer or other third parties regarding such matters, subject to the limitations in the Standstill Agreement, dated as of August 11, 2016.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Units reported to be beneficially owned by each person named herein is based upon 29,912,230 Common Units outstanding as of October 31, 2016, which is the total number of Common Units outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2016, plus a total of 2,093,023 Common Units that the Reporting Persons have the right to acquire within 60 days of February 11, 2017, which is the date that 2,092,023 Preferred Units acquired by the Reporting Persons on August 11, 2016 become convertible into Common Units on a one for one basis, and which Preferred Units included voting rights exercisable as of the date of issuance.

A.	GAINSCO

i.	As of close of business on December 13, 2016, beneficially owned 1,395,349 Common Units issuable upon conversion of Preferred Units beneficially owned.

Percentage: Approximately 4.5%

ii.	Powers

1. Sole power to vote or direct vote: 1,395,349

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,395,349

4. Shared power to dispose or direct the disposition: 0

iii.	GAINSCO has not entered into any transactions in the Common Units or Preferred Units during the past sixty days.

B.	SCG Ventures

i.	As of close of business on December 13, 2016, beneficially owned 465,116 Common Units issuable upon conversion of Preferred Units beneficially owned.

Percentage: Approximately 1.5%

ii.	Powers

1. Sole power to vote or direct vote: 465,116

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 465,116

4. Shared power to dispose or direct the disposition: 0

iii.	SCG Ventures has not entered into any transactions in the Common Units or Preferred Units during the past sixty days.

C.	FWC Holdings

i.	As of close of business on December 13, 2016, beneficially owned 232,558 Common Units issuable upon conversion of Preferred Units beneficially owned.

Percentage: Approximately 0.8%

ii.	Powers

1. Sole power to vote or direct vote: 232,558

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 232,558

4. Shared power to dispose or direct the disposition: 0

iii.	FWC Holdings has not entered into any transactions in the Common Units or Preferred Units during the past sixty days.

D.	Stallings Management

i.	As of close of business on December 13, 2016, beneficially owned 465,116 Common Units issuable upon conversion of Preferred Units beneficially owned.

Percentage: Approximately 1.5%

ii.	Powers

1. Sole power to vote or direct vote: 465,116

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 465,116

4. Shared power to dispose or direct the disposition: 0

iii.	Neither Stallings Management nor SCG Ventures has entered into any transaction in the Common Units or Preferred Units during the past sixty days.

E.	Robert W. Stallings

i.	As of close of business on December 13, 2016, beneficially owned 1,860,465 Common Units issuable upon conversion of Preferred Units beneficially owned.

Percentage: Approximately 5.9%

ii.	Powers

1. Sole power to vote or direct vote: 465,116

2. Shared power to dispose or direct the disposition: 1,860,465

3. Sole power to dispose or direct the disposition: 465,116

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	Neither Robert W. Stallings, Stallings Management nor SCG Ventures has entered into any transaction in the Common Units or Preferred Units during the past sixty days.

F.	James R. Reis

i.	As of close of business on December 13, 2016, beneficially owned 1,627,907 Common Units issuable upon conversion of Preferred Units beneficially owned.

Percentage: Approximately 5.2%

ii.	Powers

1. Sole power to vote or direct vote: 232,558

2. Shared power to dispose or direct the disposition: 1,627,907

3. Sole power to dispose or direct the disposition: 232,558

4. Shared power to dispose or direct the disposition: 1,627,907

iii.	Neither James R. Reis nor FWC Holdings has entered into any transaction in the Common Units or Preferred Units during the past sixty days.

As President of Stallings Management and Chairman of the Board of GAINSCO, Robert W. Stallings may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of SCG Ventures and the Common Units into which such Preferred Units are convertible and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of such securities of GAINSCO. Mr. Stallings disclaims beneficial ownership of all of the Preferred Units and the Common Units into which the Preferred Units are convertible, except to the extent of his pecuniary interest therein.

As the sole member of FWC Holdings and the Vice Chairman of the Board of GAINSCO, Mr. James R. Reis may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of FWC Holdings and the Common Units into which such Preferred Units are convertible and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of such securities of GAINSCO. Mr. Reis disclaims beneficial ownership of all of the Preferred Units and the Common Units into which the Preferred Units are convertible, except to the extent of his pecuniary interest therein.

As the general partner of SCG Ventures, Stallings Management may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of SCG Ventures and the Common Units into which the Preferred Units are convertible. Stallings Management disclaims beneficial ownership of those securities, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 9, 2016, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Page
Exhibit 1	Joint Filing Agreement, dated December 9, 2016, by and among GAINSCO, Inc., SCG Ventures LP, FWC Holdings, LLC, Stallings Management, LLC, Robert W. Stallings and James R. Reis.	[ ]

Exhibit 2	Class A Convertible Preferred Unit Purchase Agreement, dated July 31, 2016, by and among Mid-Con Energy Partners, LP and the Purchasers named therein, including GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.	[ ]

Exhibit 3	Standstill Agreement, dated as of August 11, 2016, among Mid-Con Energy Partners, LP and GAINSCO, Inc., SCG Ventures LP and FWC Holdings, LLC.	[ ]

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 14, 2016

GAINSCO, Inc.		SCG Ventures LP

		By:	Stallings Management, LLC,
its general partner

By:	/s/ Terence J. Lynch	By:	/s/ Robert W. Stallings
	Terence J. Lynch		Robert W. Stallings
	Senior Vice President-Investments		President

FWC Holdings, LLC

By:	/s/ James R. Reis
James R. Reis
Sole Member

Stallings Management, LLC

By:	/s/ Robert W. Stallings
Robert W. Stallings
President

Robert W. Stallings

/s/ Robert W. Stallings

James R. Reis

/s/ James R. Reis